

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2021

Stephen A. Orr
Chief Executive Officer and Director
Gatos Silver, Inc.
8400 E. Crescent Parkway, Suite 600
Greenwood Village, CO 80111

> **Re: Gatos Silver, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 15, 2021**
> **File No. 333-261081**

Dear Mr. Orr:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cheryl Brown, Law Clerk, at 202-551-3905, or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Richard D. Truesdell, Jr.